Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, DC 20036 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

October 20, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	PowerShares Actively Managed Exchange-Traded Fund Trust
1933 Act Registration No. 333-147622
1940 Act Registration No. 811-22148
CIK No. 0001418144

Ladies and Gentlemen:

On behalf of PowerShares Actively Managed Exchange-Traded Fund Trust (the “Trust”), attached herewith for filing pursuant to the provisions of Securities Act of 1933, as amended, and rule 485(a)(2) promulgated thereunder, and the Investment Company Act of 1940, as amended, is the electronic version of Post-Effective Amendment No. 334 (the “Amendment”) to the Trust’s registration statement on Form N-1A.

The Amendment is being filed in order to register new series of the Trust as follows:

PowerShares Ultra Short Duration Portfolio

PowerShares Total Return Bond Portfolio

Pursuant to Release No. 13768 under the 1940 Act and IM Guidance Update No. 2016-06 released by the U.S. Securities and Exchange Commission (the “Commission”) on December 15, 2016 (the “Guidance”), the Registrant believes that portions of the Amendment may be eligible for selective review because they are not substantially different from the disclosure previously reviewed by the Commission. The Staff previously reviewed the Trust’s complete registration statement in connection with a Rule 485(a) filing filed on December 2, 2016, as Post-Effective Amendment No. 285, Accession No. 0001193125-16-783435 (“PEA No. 285”). The primary material changes from the Amendment as compared to PEA No. 285 are listed below.

The sections of the Amendment that we believe contain the new information are:

•	Investment Objective
•	Fund Fees and Expenses
•	Principal Strategies
•	Principal Risks of Investing in the Fund

•	Non-Principal Investment Strategies
•	Additional Risks of Investing in the Fund
•	Index Providers

The sections of the SAI that we believe contain the new information are:

•	Investment Strategies and Risks
•	Investment Advisory Agreement
•	Index Provider

Please send copies of all correspondence with respect to the Amendment to the undersigned, or contact me at (202) 507-5154.

Very truly yours,

/s/Eric S. Purple

Eric S. Purple

Partner, Stradley Ronon Stevens & Young, LLP, counsel to the Trust